Exhibit 99.(d)(2)(ii)

AMENDMENT
TO
EXPENSE LIMITATION AGREEMENT

This first amendment (the “Amendment”) to the Expense Limitation Agreement (the “Agreement”) dated as of September 24, 2020, by and between Orion Portfolio Solutions LLC d.b.a. Brinker Capital Investments (“Orion”) and Brinker Capital Destinations Trust (the “Trust”), on behalf of the series of the Trust set forth in Schedule A of the Agreement (each, a “Fund” and together, the “Funds”) is entered into as of April 1, 2024.

WHEREAS, Orion and the Trust (the “Parties”), in connection with a change of control of the Trust’s investment adviser, entered into an investment advisory agreement dated September 24, 2020 (the “Advisory Agreement”), pursuant to which Orion provides investment advisory services to the Funds listed in Schedule A for compensation based on the value of the average daily net assets of each Fund;

WHEREAS, the Parties also entered into the Agreement as of September 24, 2020, pursuant to which Orion agreed to reduce the contractual advisory fee payable to it by each Fund listed in Schedule A pursuant to the Advisory Agreement as necessary to keep each Fund’s advisory fee (annualized and as a percentage of the value of the average daily net assets of the Fund) from exceeding 0.39% more than the total amount of sub-advisory fees paid by Orion;

WHEREAS, the Parties entered into an Amended Schedule A to both the Advisory Agreement and Agreement, dated May 5, 2021 and May 7, 2021, respectively, to add a newly created fund, the Shelter Fund;

WHEREAS, the Parties desire to amend the Agreement (including the updated Schedule A) to adjust the fee waiver in connection with certain changes being made with respect to the overall cost structures of the Funds and the Orion advisory platform, understanding that the total amount of advisory fees retained by Orion from each Fund are required by applicable law to remain level;

WHEREAS, at a meeting of the Board of Trustees of the Trust (the “Board”) held on December 5-6, 2023, the Board approved an amendment to the Agreement that would reduce the amount of advisory fees waived (thereby increasing the amount of advisory fees retained) by Orion on the condition that any such adjustment to the fee waiver will only occur in connection with an offset of other fees and expenses borne directly or indirectly by Fund shareholders of an equal or greater amount, provided that in no event will the contractual advisory fee set forth in the Advisory Agreement increase; and

WHEREAS, Orion has reduced such fees and expenses by amounts necessary to satisfy the Board’s conditional approval of this Amendment.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.	Capitalized terms not otherwise defined herein shall have the meanings set forth in the Agreement.

2.	Section 1. Fee Waiver is hereby deleted in its entirety and replaced with the following:

The Adviser agrees to reduce the contractual advisory fee payable to it by each Fund pursuant to the Advisory Agreement as necessary to keep the Fund’s advisory fee (annualized and as a percentage of the value of the average daily net assets of each Fund) from exceeding 0.444% more than the total amount of sub-advisory fees paid by the Adviser for services provided to such Fund.

For the avoidance of doubt, the Adviser will not be required to waive any fees with respect to a Fund unless such Fund’s total contractual advisory fees exceed the total amount of sub-advisory fees paid by the Adviser for services provided to such Fund, plus 0.444%. This contractual fee waiver shall apply on a Fund-by-Fund basis and amounts waived with respect to one Fund shall have no bearing on whether amounts shall be waived with respect to another Fund.

3.            Except as expressly amended hereby, all of the provisions of the Agreement shall remain unamended and in full force and effect to the same extent as if fully set forth herein.

4.            This Amendment shall be governed by, and the provisions of this Amendment shall be construed and interpreted under and in accordance with, the laws of the State of Delaware.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the day and year first above written.

BRINKER CAPITAL DESTINATIONS TRUST on behalf of the series of the Trust set forth in Schedule A	ORION PORTFOLIO SOLUTIONS LLC d.b.a. Brinker Capital Investments

/s/ Brian Ferko	/s/ Kylee Beach
Name: Brian Ferko Title: Chief Operating Officer	Name: Kylee Beach Title: General Counsel and Secretary